EXHIBIT 21

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

SIGNIFICANT SUBSIDIARIES

Name	Ownership %	State of Incorporation
Public Service Electric and Gas Company	100	New Jersey
PSEG Power LLC	100	Delaware
PSEG Fossil LLC	100	Delaware
PSEG Nuclear	100	Delaware
PSEG Energy Resources & Trade LLC	100	Delaware

The remaining subsidiaries of Public Service Enterprise Group Incorporated are not significant subsidiaries as defined in Regulation S-X.